

Mail Stop 7010

June 24, 2008

By U.S. Mail and Facsimile

Mr. Thomas A. Dineen
Chief Financial Officer
Sturm, Ruger & Company, Inc.
1 Lacey Place
Southport, CT 06890

> **Re:** **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Form 10-Q for the Fiscal Quarter Ended March 29, 2008**
> **File No. 001-10435**

Dear Mr. Dineen:

We have reviewed your response letter dated June 9, 2008 and have the following additional comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. After reviewing this information, we may or may not raise additional comments.

Prior Comment No. 2, Non-GAAP Financial Measures

1. We appreciate the additional information concerning your presentation of the non-GAAP financial measure "Performance gross margin". Although the LIFO adjustments may have analytical merit, considering the nature of your business, it is unclear to us how a measure that does not include outside legal fees, insurance and expenses incurred in the defense of product liability matters should be excluded from any meaningful measure of performance. Further, because overhead must be absorbed in one manner or another, as part of operations, it is unclear how any adjustment which attempts to smooth or eliminate such measure would be meaningful. The overhead rate and product liability adjustments are inconsistent with Item 10 of Regulation S-K and the Commissions additional guidance on this subject. As always, we encourage vigorous analysis of components which impact changes in financial statement line items. However, for the reasons note above, in future filings please eliminate this non-GAAP measure.

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Please respond to this comment within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your response to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your response to our comment.

If you have any questions regarding this comment, you may contact Dale Welcome, Staff Accountant, at (202) 551-3865 or, in his absence, to the undersigned at (202) 551-3689.

Sincerely,

John Hartz
Senior Assistant Chief Accountant